UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 22, 2010
	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

WEATHER AND VIMPELCOM SUPPORT DIVESTMENT OF

ORASCOM TELECOM’S TUNISIAN OPERATIONS

Rome, Amsterdam and New York (November 22, 2010) – Weather Investments S.p.a. (“Weather”) and VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), leading international providers of telecommunications services, announced their full support of the divestment of the Tunisian operations of Orascom Telecom Holding S.A.E. (“Orascom Telecom”), a subsidiary of Weather. This divestment was approved by Weather and VimpelCom in accordance with the Share Sale and Exchange Agreement signed on October 4th, 2010 between the two companies, whereby the parties agreed to combine the two groups (the “Transaction”), which upon completion will create the world’s fifth largest mobile telecommunications group by subscribers.

Earlier today, Orascom Telecom announced that it had executed a share purchase agreement with Qatar Telecom Q.S.C. under which Orascom would sell its entire shareholdings in Orascom Tunisia Holdings and Carthage Consortium, two companies through which Orascom owns 50% of Orascom Telecom Tunisie, for a total cash consideration of US$1.2 billion. This consideration represents a multiple of 6.7 times Orascom Telecom Tunisie’s EBITDA for the year ended December 31st, 2009.

The approval of this sale is consistent with the strategy of exerting full operational control over its core telecom assets. Furthermore, under US GAAP, VimpelCom would not be able to consolidate the financial results of Orascom Telecom Tunisie following completion of the Transaction. Divestment of the Tunisian operations will also have a positive impact on the pro-forma leverage ratios as the proceeds of the sale will be used in part to repay Orascom Telecom’s outstanding indebtedness and will therefore reduce the amount of indebtedness that will need to be refinanced by VimpelCom as a result of the Transaction.

VimpelCom and Weather continue to work toward closing the Transaction and fulfilling all necessary conditions precedent, including receiving final approvals from the boards of directors of both companies.

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. As of June 30, 2010, the VimpelCom Ltd. group had a total of 89.4 million mobile subscribers and US$2.64 billion of net operating revenues. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

Weather Investments S.p.a. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services to 117 million subscribers in Algeria, Bangladesh, Egypt, Italy, Pakistan, and North Korea. Weather’s subsidiary Orascom Telecom Holding has an indirect equity ownership in Globalive Wireless which has been granted a spectrum license in Canada. Weather Investments operates through its subsidiaries Orascom Telecom Holding S.A.E. and WIND Telecomunicazioni S.p.a.. Weather is the entry point of choice for both technically advanced attractive markets and high growth, under penetrated emerging markets.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin VimpelCom Investor_Relations@vimpelcom.com Tel: +7 495 974 58 88 www.vimpelcom.com	Stefano Songini Weather Investments S.p.a. ir@mail.wind.it Tel: +39 06 83 11 30 99

Questions regarding Media and Public Relations:

For VimpelCom Ltd:	For Weather Investments S.p.A.:
Twister Group
Elena Prokhorova VimpelCom eeprokhorova@beeline.ru Tel: +7 495 725 07 08	Maria Elena Caporaletti mcaporaletti@twistergroup.it Tel: +39 0243 81 14604 Andrea Monzani amonzani@twistergroup.it Tel : +39 0243 81 14208

For all other questions, please contact our communications advisor Financial Dynamics:

UK:	+44 (0) 20 7269 7180
US:	+1 (212) 850 5723

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